September 23, 2024

Via Edgar Transmission

Mr. Alan Campbell / Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cuprina Holdings (Cayman) Limited Amendment No. 8 to Registration Statement on Form F-1 Filed on September 19, 2024 File No. 333-277731

Dear SEC Officers:

On behalf of our client, Cuprina Holdings (Cayman) Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated September 20, 2024 on the Company’s Registration Statement filed on September 19, 2024.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 8 to Registration Statement on Form F-1

Prospectus Summary

Corporate History and Structure, page 7

1.	We note your response to prior comment 1 and your revised corporate structure chart indicating that public investors will own 24.14% of your company following the offering. We further note that your disclosure on page 51 indicates that new investors will own 17.2% of your company following the offering. Please reconcile your disclosure or advise.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages 7 and 53 of the Registration Statement.

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852.5600.0188 or via email at lvenick@loeb.com.

Very truly yours

By:	/s/ Lawrence Venick
Lawrence Venick
Partner

cc:

David Quek Yong Qi, Director and Chief Executive Officer, Cuprina Holdings (Cayman) Limited

Chan Tat Jing, Financial Controller, Cuprina Holdings (Cayman) Limited

Michael J. Blankenship, Esq., Winston & Strawn LLP